1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Oct 12, 2005

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2005/10/12

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2005/09/19: Replacement of Representatives of Juristic Person Directors

2	Announcement on 2005/09/22: Chunghwa Telecom purchased broadband access network equipment GESW, which amounted to NT$818,000,000

3	Announcement on 2005/09/26: Related information regarding the purchasing of Fuhwa Apex Bond Fund for NT$400,000,000

4	Announcement on 2005/09/27: Related information regarding the purchasing of Yuanta Structured Principal Protected Private Placement Fund #1 for NT$500,000,000

5	Announcement on 2005/09/30: Related information regarding the purchasing of TIIM High Yield Fund for NT$410,000,000

6	Announcement on 2005/10/07: Aug 2005 sales

7	Announcement on 2005/10/11: Chunghwa Telecom announced its revenue of NT$15.99 billion for September 2005

EXHIBIT 1

Replacement of Representatives of Juristic Person Directors

Date of events: 2005/09/19

Contents:

1. Date of occurrence of the change: 2005/09/19

2. Name and resume of the replaced person:

Yen-Pin Wang, Education: Master’s degree of National Cheng-Chi University; Representative of MOTC.

3. Name and resume of the replacement:

Neng-Pai Lin, Current position: Professor, Graduate Institute of Health Care Administration, National Taiwan University;

Education: Ph.D. Ohio State University, major in Management; Representative of MOTC.

4. Reason for the change: Being replaced in accordance with the provisions set forth in Article 27 of Company Law.

5. Number of shares held by the new director or supervisor at the time of appointment: 4,615,733,573 shares

6. Original term (From              to             ): 2004/06/25~2007/06/24

7. Effective date of the new appointment: 2005/09/19

8. Rate of change of directors/supervisors of the same term: 0%

9. Any other matters that need to be specified: Nil

EXHIBIT 2

Chunghwa Telecom purchased broadband access network equipment GESW, which amounted to NT$818,000,000.

Date of events: 2005/09/22

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Broadband access network equipment GESW.

2. Date of the occurrence of the event: 2005/09/22

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Total transaction amount was NT$818,000,000.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Intech Taiwan Corporation.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None.

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None.

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection, payment in batches.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Government Procurement Law.

10. Name of the professional appraisal institution and its appraisal amount: None.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None.

12. Is the appraisal report price a limited price or specific price?: None.

13. Has an appraisal report not yet been obtained?: None.

14. Reason an appraisal report has not yet been obtained: None.

15. Broker and broker’s fee: None.

16. Concrete purpose or use of the acquisition or disposition: Telecom Materials of CHT.

17. Do the directors have any objection to the present transaction?: None.

18. Any other matters that need to be specified: None.

EXHIBIT 3

Related information regarding the purchasing of Fuhwa Apex Bond Fund for NT$400,000,000

Date of events: 2005/09/26

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fuhwa Apex Bond Fund

2. Date of occurrence of the event: 2005/08/24~2005/09/26

3. Volume, unit price, and total monetary amount of the transaction: 34,468,804.7 Units; NT$11.5979~11.6115; NT$400,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fuhwa Securities Investment Trust Co., Ltd.: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 34,468,804.7 Units; NT$400,234,526; 3.8%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.29%; 3.85%; NT$34,375,130,387

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$11.60

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 4

Related information regarding the purchasing of Yuanta Structured Principal Protected Private Placement Fund #1 for NT$500,000,000

Date of events: 2005/09/27

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Yuanta Structured Principal Protected Private Placement Fund #1

2. Date of occurrence of the event: 2005/09/27

3. Volume, unit price, and total monetary amount of the transaction: 50,000,000 Units; NT$10.0; NT$500,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): First Global Investment Trust Co., LTD.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 50,000,000 Units; NT$500,000,000; 99.9%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.40%; 3.98%; NT$34,375,130,387

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$10.0

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 5

Related information regarding the purchasing of TIIM High Yield Fund for NT$410,000,000

Date of events: 2005/09/30

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): TIIM High Yield Fund

2. Date of occurrence of the event: 2005/04/29~2005/09/30

3. Volume, unit price, and total monetary amount of the transaction: 33,727,192.0372 Units; NT$12.0897~12.1741; NT$410,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan International Investment Management Co., Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 33,727,192.0372 Units; NT$410,598,209; 3.38%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.34%; 3.92%; NT$34,375,130,387

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$12.13

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 6

Chunghwa Telecom

Oct 7, 2005

his is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Sep. 2005

1) Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
Sep.	Invoice amount	18,322,417	17,763,897	558,520	3.14%
Jan -Sep.	Invoice amount	158,443,568	158,393,953	49,615	0.03%
Sep.	Net sales	15,993,562	15,412,350	581,212	3.77%
Jan -Sep.	Net sales	136,919,581	136,753,926	165,655	0.12%

EXHIBIT 7

Chunghwa Telecom announced its revenue of NT$15.99 billion for September 2005

Date of events: 2005/10/11

Contents:

1. Date of occurrence of the event: 2005/10/11

2. Cause of occurrence: Chunghwa Telecom’s revenue for September 2005 was NT$15.99 billion. For the first nine months of 2005, the internal figures for accumulative income from operations was NT$46.5 billion, net income was NT$38.3 billion, and EPS was NT$3.97.

3. Countermeasures: None.

4. Any other matters that need to be specified: None.

b Trading purpose : None